NO ACT

DC
PE
2-1-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08045116

Received SEC
MAR 2 6 2008
Washington, DC 20549

March 26, 2008

Joseph H. Currin
Legal Services Division
Caterpillar Inc.
100 N.E. Adams St.
Peoria, IL 61629-7310

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/26/2008

Re: Caterpillar Inc.
Incoming letter dated February 1, 2008

Dear Mr. Currin:

This is in response to your letter dated February 1, 2008 concerning the shareholder proposal submitted to Caterpillar by the Sisters of Mercy, Regional Community of Detroit Charitable Trust; Mercy Investment Program; Sinsinawa Dominicans, Inc.; the Loretto Community; Providence Trust; the Maryknoll Sisters of St. Dominic, Inc.; the Sisters of St. Francis of Philadelphia; the Missionary Oblates of Mary Immaculate; St. Scholastica Monastery; the Benedictine Convent of Perpetual Adoration; Jewish Voice for Peace; the Benedictine Sisters of Boerne, Texas; the Sisters of St. Joseph of Carondelet, St. Louis Province; and the Sisters of St. Joseph (Wheeling). We also have received a letter on the proponents' behalf dated February 26, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

PROCESSED
APR 0 8 2008
THOMSON
FINANCIAL

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paul M. Neuhauser
Attorney at Law
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

CATERPILLAR

Joseph H. Currin
Legal Services Division
100 N.E. Adams St.
Peoria, Illinois 61629-7310
(309) 266-3825 (office)
(309) 229-9189 (mobile)
(309) 675-6620 (fax)
Currin_Joe@cat.com

1934 Act/Rule 14a-8

February 1, 2008

Via Electronic Mail and Hand Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Caterpillar Inc. – Stockholder Proposals relating to Sales of Weapons

Ladies and Gentlemen:

The purpose of this letter is to inform you that Caterpillar Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2008 Annual Stockholders Meeting (collectively, the "Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") submitted by the Sisters of Mercy (the "Proponent") on December 11, 2007, pursuant to Rule 14a-8(i)(5).

In addition, the Company intends to exclude, pursuant to Rule 14a-8(i)(5) and (11), identical proposals (the "Duplicate Proposals") submitted by the following 13 additional Proponents: Mercy Investment Program; Sinsinawa Dominicans, Inc.; Sisters of Loretto; Providence Trust; Maryknoll Sisters of St. Dominic, Inc.; The Sisters of St. Francis of Philadelphia; Missionary Oblates of Mary Immaculate; St. Scholastica Monastery; Congregation of Benedictine Sisters of Perpetual Adoration; As You Sow Foundation, representing Jewish Voice for Peace; Benedictine Sisters of Boerne, Texas; Sisters of St. Joseph of Carondelet, St. Louis Province; and the Sisters of Saint Joseph of Wheeling. The Company received each of the Duplicate Proposals after the Proposal.

Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this letter and its attachments, filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its Proxy Materials with the Commission, and concurrently sent copies of this correspondence to each Proponent. We hereby respectfully request that the Staff concur in our view that the Company may exclude the Proposals from the Proxy Materials for the reasons set forth in this letter.

THE PROPOSAL

The Proposal requests that the Board of Directors, within six months of the annual meeting, "provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products for the past 10 years, including the country of destination for the products."

A copy of the Proposal and supporting statements, as well as any related correspondence from the Proponents, is attached to this letter as *Exhibit A*.

DISCUSSION

The Proposal May Be Excluded Under Rule 14a-8(i)(5) Because It Relates To Operations Which Account For Less Than Five Percent of the Company's Total Assets, Net Earnings and Gross Sales and Is Not Otherwise Significantly Related To The Company's Business.

Rule 14a-8(i)(5) permits exclusion of a proposal that relates to operations which account for less than five percent of the registrant's total assets, net earnings and gross sales, if the proposal is not otherwise significantly related to the registrant's business. This Proposal fails the financial benchmarks of Rule 14a-8(i)(5) and is not otherwise "significantly related" to the Company's business.

The Proposal calls for a report of "Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products..." As the Proposal indicates, Caterpillar does not manufacture weapons systems. Nor does Caterpillar conduct direct foreign military sales of any "weapons-related" products.[1] The Company notes, however, that it sells a limited quantity of certain "dual-use equipment"[2] to the U.S. Government in connection with the U.S. Government's Foreign Military Sales Program ("FMS Program"). FMS Program policies derive from U.S. statutes, presidential directives, and policies of the Departments of State and Defense. The U.S. Government offers to sell defense articles and services (including training) under FMS Program procedures only in response to specific requests from authorized representatives from foreign governments or eligible international organizations. It then attempts to source such contracts with U.S. manufacturers. The FMS program is the only means through which Caterpillar sells such "dual-use" products to foreign governments. Caterpillar's customer in such

[1] This is to be distinguished from direct sales of standard commercial equipment sold directly to foreign governments, which Caterpillar does.
[2] Dual-use equipment is equipment normally used for civilian purposes but which may have been modified for military applications. For instance, a military may use a modified bulldozer for its building projects.

contracts is the U.S. Government. Therefore, the Proposal does not directly affect any of Caterpillar's operations. Proposals may be excluded under Rule 14a-8(i)(5) if they raise issues that are "ethically significant in the abstract but [have] no meaningful relationship to the business". *Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 558-561 (D.C.D.C., 1985). *See also Eli Lilly and Company* (February 2, 2000) (Staff permitted exclusion of a proposal requesting company board to assist in the exposure of the "heinous act of obtaining human fetuses for research" because such behavior had no relationship to the company's business) and *Citicorp* (January 13, 1995) (Staff concurred with exclusion of proposal requesting the company, a financial services firm, to examine tobacco-related litigation to determine if it should seek compensation for its tobacco-related healthcare costs).

Even if sales made through the FMS Program are considered, it is clear that those sales, given their extremely small volume, are not "relevant" within the meaning of Rule 14a-8(i)(5). The Company's total revenue derived from its association with the FMS Program was approximately $3.7 million[3] in 2007, or approximately 0.008% of Caterpillar's gross 2007 sales of $44.96 billion--a scale some 600 times smaller than the level considered relevant by Rule 14a-8(i)(5). Similarly, Caterpillar's total assets as of September 30, 2007 were $54.8 billion, resulting in a quotient of 0.007%. Available data is less precise for the total profits associated with these sales, but it is clear that whatever the precise number is, it is well below the 5% threshold.

Rule 14a-8(i)(5) also, of course, contains a subjective element, to wit, that the proposal "is not otherwise significantly related to the company's business." In the past, the Staff has interpreted this clause to disallow exclusion of some proposals raising socially controversial issues that were connected to the company's business and could likely affect a company's business in the future. For example, in *3Com Corp.* (August 15, 2000) the proponent prevailed in a no-action challenge to a proposal requesting the board of directors to implement certain international labor principles in connection with its Chinese operations. While 3Com Corp. argued that its Chinese operations amounted to only 1.6% of total operations, the proponent pointed out that 3Com Corp.'s Chinese business had been "continuously growing at a considerable rate" and that 3Com Corp.'s role as a "strategic technology and business partner to the Chinese government and state corporations" made its business involvement in China significant to 3Com's business. In the instant case, no such growth potential or similar nexus exists. Caterpillar's sales to the U.S. Government under the FMS Program comprise a tiny component of the Company's total business, and show no signs of increasing significantly.[4]

---

[3] This figure also includes sales of standard commercial equipment sold pursuant the FMS Program.

[4] In determining what level of sales are "significant," it is also appropriate to consider the level of sales that are considered "significant" by the U.S. Congress. Pursuant to the Arms Export Control Act, the Defense Security Cooperation Agency is required to publicly notify Congress when foreign military exports are contemplated that could exceed one of the following benchmarks: major defense equipment valued at $14 million or more, defense articles or services valued at $50 million or more, or design and construction services valued at $200 million or more. Caterpillar's sales are substantially below all these benchmarks. Information regarding Arms Export Control Act notification requirements is available www.dsca.mil.

The Staff has often concurred with the exclusion of proposals in analogous circumstances. For example, in *Motorola, Inc.* (February 21, 1995), the proponent requested that the board establish a policy prohibiting the sale of products or provision of services to any settlement, including people residing in those settlements, located in the Palestinian occupied territories in Israel. In its concurring reply, the Staff stated, "...the staff notes your representation that the amounts of revenue, earnings and assets attributable to the operations of the Company in the Occupied Territories, relate to operations which account for less than the five percent tests under 14a-8(c)(5) and the policy issued raised by the proposal, Israeli settlements in the Occupied Territories, is not otherwise significantly related to the Company's business." Like the situation in *Motorola, Inc.*, the Proposal is not significantly related to the Company's business. Though the Proposal expresses social concern regarding the sales of weapons overseas like "ammunition, tanks, combat aircraft, missiles, and submarines", Caterpillar does not sell any such weapons.[5]

In *Kmart Corporation* (March 11, 1994), the company successfully excluded a proposal calling for a review of its policy for the sale of firearms. Although the proponent argued that "gun control is a major societal issue and the question of the willingness of retailers to profit from sales of lethal weapons raises ethical issues" which "preclude the application" of the (predecessor) Rule 14a-8(c)(5), the Staff granted the requested no-action relief because "the proposal relates to less than five percent of the Company's assets, revenues and earnings and is not otherwise significantly related to the Company's business." Similarly, in *Ford Motor Co.* (March 7, 1977), the exclusion of a strikingly similar proposal calling for a report on the company's foreign military sales was upheld by the Staff because Ford's "foreign military sales as well as pre-tax profits derived from these sales [were] insignificant as a percentage of the Company's overall business operations."

The Company believes that *Motorola, Kmart Corporation* and *Ford Motor Co.* are the prior decisions most applicable to the circumstances of this case. In those cases, as well as here, the proponents claimed that an important social issue rendered the sales relevant or significantly related to the company's business. In *Motorola, Kmart Corporation* and *Ford Motor Co.*, the Staff determined that such was not the case; the Staff's decision in the instant case should be the same. Caterpillar produces no weapons and conducts no direct sales of any kind to foreign militaries. The tiny scale of its indirect sales of dual-use products that could arguably fall within the scope of the resolution are irrelevant to a $54 billion company. Accordingly, the Company requests the Staff's concurrence that the Proposal may be excluded pursuant to Rule 14a-8(i)(5).

---

[5] The Company is aware that in *GTE Corporation* (January 21, 1997), the Staff considered a proposal calling for disclosure of the company's foreign military sales and determined that the proposal could not be excluded under Rule 14a-8(i)(5). The case may be distinguished for at least two important reasons. First, the sales at issue in *GTE Corporation* appear to have been for weapons systems or weapons-related products that clearly fell within the scope of the proposal, instead of "dual use" civilian equipment. Second, the relevant sales comprised up to 2% of the company's net income, far in excess of the percentages at issue in the instant case.

The Duplicate Proposals May Be Excluded Under Rule 14a-8(i)(5) and Rule 14a-8(i)(11)

The Duplicate Proposals are identical in substance to the Proposal. The Rule 14a-8(i)(5) analysis outlined above therefore applies with equal force to the Duplicate Proposals.

If the Staff disagrees with the Rule 14a-8(i)(5) analysis as it applies to the Proposal, then the Duplicate Proposals will nevertheless each be excludable pursuant to Rule 14a-8(i)(11). This Rule permits exclusion of proposals that "substantially duplicate[] another proposal previously submitted by another proponent that will be included in the company's proxy materials for the same meeting." As provided above, the Duplicate Proposals are identical in substance to the Proposal. The Company, accordingly, requests the Staff's concurrence that the Duplicate Proposals may be excluded pursuant to either Rule 14a-8(i)(5) or Rule 14a-8(i)(11).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Caterpillar omits the Proposal and the Duplicate Proposals from its 2008 Proxy Materials. Please contact the undersigned at 309-266-3825 if you have any questions regarding this matter. The Company respectfully requests that the Staff send a copy of its response to this no-action letter request by facsimile to the Company at 309-675-6620, Attn: Joseph H. Currin and to each of the Proponents at the numbers below.

Sincerely,

Joseph H. Currin

Enclosures

cc:
Mercy Investment Program (facsimile: (212) 674-2542)
Sisters of Loretto (facsimile: (314) 962-0400)
The Sinsinawa Dominicans (facsimile: (608) 748-4491)
Providence Trust (no fax number provided)
Maryknoll Sisters of St. Dominic, Inc. (no fax number provided)
The Sisters of St. Francis of Philadelphia (facsimile: (610) 558-5855)
Missionary Oblates of Mary Immaculate (facsimile: (202) 529-4572)
St. Scholastica Monastery (facsimile: (479) 782-4352)
Congregation of Benedictine Sisters of Perpetual Adoration (facsimile: (660) 944-2133)
As You Sow Foundation, representing Jewish Voice for Peace (facsimile: (415) 391-3245)
Benedictine Sisters of Boerne, Texas (facsimile: (210) 348-6745)
Sisters of St. Joseph of Carondelet, St. Louis Province (facsimile: (314) 351-3111)
Sisters of Saint Joseph of Wheeling (facsimile: (304) 232-1404)

CATERPILLAR

Joseph H. Currin
Legal Services Division
100 N.E. Adams St.
Peoria, Illinois 61629-7310
(309) 266-3825 (office)
(309) 229-9189 (mobile)
(309) 675-6620 (fax)
Currin_Joe@cat.com

1934 Act/Rule 14a-8

February 1, 2008

Via Electronic Mail and Hand Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Caterpillar Inc. – Stockholder Proposals relating to Sales of Weapons

Ladies and Gentlemen:

The purpose of this letter is to inform you that Caterpillar Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2008 Annual Stockholders Meeting (collectively, the "Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") submitted by the Sisters of Mercy (the "Proponent") on December 11, 2007, pursuant to Rule 14a-8(i)(5).

In addition, the Company intends to exclude, pursuant to Rule 14a-8(i)(5) and (11), identical proposals (the "Duplicate Proposals") submitted by the following 13 additional Proponents: Mercy Investment Program; Sinsinawa Dominicans, Inc.; Sisters of Loretto; Providence Trust; Maryknoll Sisters of St. Dominic, Inc.; The Sisters of St. Francis of Philadelphia; Missionary Oblates of Mary Immaculate; St. Scholastica Monastery; Congregation of Benedictine Sisters of Perpetual Adoration; As You Sow Foundation, representing Jewish Voice for Peace; Benedictine Sisters of Boerne, Texas; Sisters of St. Joseph of Carondelet, St. Louis Province; and the Sisters of Saint Joseph of Wheeling. The Company received each of the Duplicate Proposals after the Proposal.

Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this letter and its attachments, filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its Proxy Materials with the Commission, and concurrently sent copies of this correspondence to each Proponent. We hereby respectfully request that the Staff concur in our view that the Company may exclude the Proposals from the Proxy Materials for the reasons set forth in this letter.

THE PROPOSAL

The Proposal requests that the Board of Directors, within six months of the annual meeting, "provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products for the past 10 years, including the country of destination for the products."

A copy of the Proposal and supporting statements, as well as any related correspondence from the Proponents, is attached to this letter as *Exhibit A*.

DISCUSSION

The Proposal May Be Excluded Under Rule 14a-8(i)(5) Because It Relates To Operations Which Account For Less Than Five Percent of the Company's Total Assets, Net Earnings and Gross Sales and Is Not Otherwise Significantly Related To The Company's Business.

Rule 14a-8(i)(5) permits exclusion of a proposal that relates to operations which account for less than five percent of the registrant's total assets, net earnings and gross sales, if the proposal is not otherwise significantly related to the registrant's business. This Proposal fails the financial benchmarks of Rule 14a-8(i)(5) and is not otherwise "significantly related" to the Company's business.

The Proposal calls for a report of "Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products..." As the Proposal indicates, Caterpillar does not manufacture weapons systems. Nor does Caterpillar conduct direct foreign military sales of any "weapons-related" products.[1] The Company notes, however, that it sells a limited quantity of certain "dual-use equipment"[2] to the U.S. Government in connection with the U.S. Government's Foreign Military Sales Program ("FMS Program"). FMS Program policies derive from U.S. statutes, presidential directives, and policies of the Departments of State and Defense. The U.S. Government offers to sell defense articles and services (including training) under FMS Program procedures only in response to specific requests from authorized representatives from foreign governments or eligible international organizations. It then attempts to source such contracts with U.S. manufacturers. The FMS program is the only means through which Caterpillar sells such "dual-use" products to foreign governments. Caterpillar's customer in such

---

[1] This is to be distinguished from direct sales of standard commercial equipment sold directly to foreign governments, which Caterpillar does.

[2] Dual-use equipment is equipment normally used for civilian purposes but which may have been modified for military applications. For instance, a military may use a modified bulldozer for its building projects.

contracts is the U.S. Government. Therefore, the Proposal does not directly affect any of Caterpillar's operations. Proposals may be excluded under Rule 14a-8(i)(5) if they raise issues that are "ethically significant in the abstract but [have] no meaningful relationship to the business". *Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 558-561 (D.C.D.C., 1985). *See also Eli Lilly and Company* (February 2, 2000) (Staff permitted exclusion of a proposal requesting company board to assist in the exposure of the "heinous act of obtaining human fetuses for research" because such behavior had no relationship to the company's business) and *Citicorp* (January 13, 1995) (Staff concurred with exclusion of proposal requesting the company, a financial services firm, to examine tobacco-related litigation to determine if it should seek compensation for its tobacco-related healthcare costs).

Even if sales made through the FMS Program are considered, it is clear that those sales, given their extremely small volume, are not "relevant" within the meaning of Rule 14a-8(i)(5). The Company's total revenue derived from its association with the FMS Program was approximately $3.7 million[3] in 2007, or approximately 0.008% of Caterpillar's gross 2007 sales of $44.96 billion--a scale some 600 times smaller than the level considered relevant by Rule 14a-8(i)(5). Similarly, Caterpillar's total assets as of September 30, 2007 were $54.8 billion, resulting in a quotient of 0.007%. Available data is less precise for the total profits associated with these sales, but it is clear that whatever the precise number is, it is well below the 5% threshold.

Rule 14a-8(i)(5) also, of course, contains a subjective element, to wit, that the proposal "is not otherwise significantly related to the company's business." In the past, the Staff has interpreted this clause to disallow exclusion of some proposals raising socially controversial issues that were connected to the company's business and could likely affect a company's business in the future. For example, in *3Com Corp.* (August 15, 2000) the proponent prevailed in a no-action challenge to a proposal requesting the board of directors to implement certain international labor principles in connection with its Chinese operations. While 3Com Corp. argued that its Chinese operations amounted to only 1.6% of total operations, the proponent pointed out that 3Com Corp.'s Chinese business had been "continuously growing at a considerable rate" and that 3Com Corp.'s role as a "strategic technology and business partner to the Chinese government and state corporations" made its business involvement in China significant to 3Com's business. In the instant case, no such growth potential or similar nexus exists. Caterpillar's sales to the U.S. Government under the FMS Program comprise a tiny component of the Company's total business, and show no signs of increasing significantly.[4]

---

[3] This figure also includes sales of standard commercial equipment sold pursuant the FMS Program.

[4] In determining what level of sales are "significant," it is also appropriate to consider the level of sales that are considered "significant" by the U.S. Congress. Pursuant to the Arms Export Control Act, the Defense Security Cooperation Agency is required to publicly notify Congress when foreign military exports are contemplated that could exceed one of the following benchmarks: major defense equipment valued at $14 million or more, defense articles or services valued at $50 million or more, or design and construction services valued at $200 million or more. Caterpillar's sales are substantially below all these benchmarks. Information regarding Arms Export Control Act notification requirements is available www.dsca.mil.

The Staff has often concurred with the exclusion of proposals in analogous circumstances. For example, in *Motorola, Inc.* (February 21, 1995), the proponent requested that the board establish a policy prohibiting the sale of products or provision of services to any settlement, including people residing in those settlements, located in the Palestinian occupied territories in Israel. In its concurring reply, the Staff stated, "...the staff notes your representation that the amounts of revenue, earnings and assets attributable to the operations of the Company in the Occupied Territories, relate to operations which account for less than the five percent tests under 14a-8(c)(5) and the policy issued raised by the proposal, Israeli settlements in the Occupied Territories, is not otherwise significantly related to the Company's business." Like the situation in *Motorola, Inc.*, the Proposal is not significantly related to the Company's business. Though the Proposal expresses social concern regarding the sales of weapons overseas like "ammunition, tanks, combat aircraft, missiles, and submarines", Caterpillar does not sell any such weapons.[5]

In *Kmart Corporation* (March 11, 1994), the company successfully excluded a proposal calling for a review of its policy for the sale of firearms. Although the proponent argued that "gun control is a major societal issue and the question of the willingness of retailers to profit from sales of lethal weapons raises ethical issues" which "preclude the application" of the (predecessor) Rule 14a-8(c)(5), the Staff granted the requested no-action relief because "the proposal relates to less than five percent of the Company's assets, revenues and earnings and is not otherwise significantly related to the Company's business." Similarly, in *Ford Motor Co.* (March 7, 1977), the exclusion of a strikingly similar proposal calling for a report on the company's foreign military sales was upheld by the Staff because Ford's "foreign military sales as well as pre-tax profits derived from these sales [were] insignificant as a percentage of the Company's overall business operations."

The Company believes that *Motorola, Kmart Corporation* and *Ford Motor Co.* are the prior decisions most applicable to the circumstances of this case. In those cases, as well as here, the proponents claimed that an important social issue rendered the sales relevant or significantly related to the company's business. In *Motorola, Kmart Corporation* and *Ford Motor Co.*, the Staff determined that such was not the case; the Staff's decision in the instant case should be the same. Caterpillar produces no weapons and conducts no direct sales of any kind to foreign militaries. The tiny scale of its indirect sales of dual-use products that could arguably fall within the scope of the resolution are irrelevant to a $54 billion company. Accordingly, the Company requests the Staff's concurrence that the Proposal may be excluded pursuant to Rule 14a-8(i)(5).

---

[5] The Company is aware that in *GTE Corporation* (January 21, 1997), the Staff considered a proposal calling for disclosure of the company's foreign military sales and determined that the proposal could not be excluded under Rule 14a-8(i)(5). The case may be distinguished for at least two important reasons. First, the sales at issue in *GTE Corporation* appear to have been for weapons systems or weapons-related products that clearly fell within the scope of the proposal, instead of "dual use" civilian equipment. Second, the relevant sales comprised up to 2% of the company's net income, far in excess of the percentages at issue in the instant case.

The Duplicate Proposals May Be Excluded Under Rule 14a-8(i)(5) and Rule 14a-8(i)(11)

The Duplicate Proposals are identical in substance to the Proposal. The Rule 14a-8(i)(5) analysis outlined above therefore applies with equal force to the Duplicate Proposals.

If the Staff disagrees with the Rule 14a-8(i)(5) analysis as it applies to the Proposal, then the Duplicate Proposals will nevertheless each be excludable pursuant to Rule 14a-8(i)(11). This Rule permits exclusion of proposals that "substantially duplicate[] another proposal previously submitted by another proponent that will be included in the company's proxy materials for the same meeting." As provided above, the Duplicate Proposals are identical in substance to the Proposal. The Company, accordingly, requests the Staff's concurrence that the Duplicate Proposals may be excluded pursuant to either Rule 14a-8(i)(5) or Rule 14a-8(i)(11).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Caterpillar omits the Proposal and the Duplicate Proposals from its 2008 Proxy Materials. Please contact the undersigned at 309-266-3825 if you have any questions regarding this matter. The Company respectfully requests that the Staff send a copy of its response to this no-action letter request by facsimile to the Company at 309-675-6620, Attn: Joseph H. Currin and to each of the Proponents at the numbers below.

Sincerely,

Joseph H. Currin

Enclosures

cc:
Mercy Investment Program (facsimile: (212) 674-2542)
Sisters of Loretto (facsimile: (314) 962-0400)
The Sinsinawa Dominicans (facsimile: (608) 748-4491)
Providence Trust (no fax number provided)
Maryknoll Sisters of St. Dominic, Inc. (no fax number provided)
The Sisters of St. Francis of Philadelphia (facsimile: (610) 558-5855)
Missionary Oblates of Mary Immaculate (facsimile: (202) 529-4572)
St. Scholastica Monastery (facsimile: (479) 782-4352)
Congregation of Benedictine Sisters of Perpetual Adoration (facsimile: (660) 944-2133)
As You Sow Foundation, representing Jewish Voice for Peace (facsimile: (415) 391-3245)
Benedictine Sisters of Boerne, Texas (facsimile: (210) 348-6745)
Sisters of St. Joseph of Carondelet, St. Louis Province (facsimile: (314) 351-3111)
Sisters of Saint Joseph of Wheeling (facsimile: (304) 232-1404)

Sisters of MERCY
OF THE AMERICAS
Regional Community of Detroit

Phone (248) 476-8000 • Fax (248) 476-4222 • www.mercydetroit.org
29000 Eleven Mile Road • Farmington Hills, MI 48336-1405

December 3, 2007

James W. Owens, Chair and CEO
Caterpillar, Inc.
100 Northeast Adams Street
Peoria, IL 61629-7210

Dear Mr. Owens:

On behalf of the Sisters of Mercy, Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution, which asks the Board of Directors to provide a comprehensive report on Caterpillar's foreign sales of weapons-related products and certain other information related to those products, for inclusion in the 2008 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Mercy Trust is cosponsoring this resolution with Jewish Voice for Peace, the Loretto Community and others associated with the Interfaith Center on Corporate Responsibility.

The Sisters of Mercy because of their ministries both in the U.S. and abroad have a particular interest in military sales and their impact on people of both the manufacturing and the destination countries. We along with many other faith traditions believe the resources could be better used and the money better spent toward the economic and social security of populations. For these reasons, we join in submitting this resolution.

The Sisters of Mercy, Regional Community of Detroit Charitable Trust is the beneficial owner of 100 shares of Caterpillar stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
NY, NY 10009
Telephone and fax: 212 674 2542

FOREIGN MILITARY SALES RESOLUTION

Caterpillar - 2008

WHEREAS the United States exports weapons and related military equipment and services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense materiel and emergency drawdowns of weaponry.

In 2006, the U.S. ranked first in arms transfer agreements with developing nations, including those in the Near East and Asia, with nearly $10.3 billion or 35.8% of these agreements. The U.S. also ranked first in the value of arms deliveries to developing nations at nearly $8 billion or 40.2% of all such deliveries. The weapons sold range from ammunition to tanks, supersonic combat aircraft, missiles and submarines. ("Conventional Arms Transfers to Developing Nations, 1999-2006," Congressional Research Service, Report for Congress, September 26, 2007)

Although it does not produce weapons systems, Caterpillar has, in the past, sold dual use equipment such as bulldozers through foreign military sales; however, the frequency and volume of sales is unknown. Nor is there precise information on which countries have received Caterpillar equipment.

RESOLVED: Shareholders request that, within six months of the annual meeting, the Board of Directors provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products for the past 10 years, including the country of destination for the products.

SUPPORTING STATEMENT

We believe with the American Red Cross that "the greater the availability of arms, the greater the violations of human rights and international humanitarian law." Global security is security of all people. We are seeing, too, an increase in human rights abuses inflicted on women, people of minority ethnicities, personnel of NGOs offering medical and other human services as well as employees of corporations servicing DOD contracts. Use of Caterpillar equipment by foreign militaries in actions that violate human rights and international humanitarian law raises issues for Caterpillar corporate policy and risks damage to the company's reputation.

Therefore, we believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales;
2. Criteria for choosing countries with which to do business;
3. A description of procedures used to negotiate foreign arms sales, government-to-government and direct commercial sales and the percentage of sales for each category;
4. For the past ten years, categories of military equipment or components, including dual use items exported for the past five years, with as much statistical information as permissible; contracts for servicing/maintaining equipment; offset agreements; and licensing and/or co-production with foreign governments.

11/26/2007

Numbered Mail Record
(Incoming registered
and certified)
12/10/2007

CATERPILLAR®

Number	Recv'd	Sender's Name	& Origin	Addressee	Signature
7005 1820 0005 3100 8046	121007	STONE CONSTRUCTION	HONEOYE,NY	AB1395	
7007 0710 0004 3308 3870	121007	City of Decatur	DECATUR,ILLINOIS	AB4170	
0305 2710 0002 1674 6057	121007	UAW	DETROIT,MICHIGAN	AB4175	
RG 47 020 655 0DE	121007	EUROPEAN PATENT OFFICE	GERMANY	AB6490	
7003 2260 0001 5237 8521	121007	VALERIE HEINONEN	NEW YORK,NY	AB7210	
7006 3450 0001 1433 3723	121007	REICH,ORLOFF & JUMBECK	JOLIET,IL	AB7310	
7002 0510 0003 4882 6156	121007	DAVID C. SABINE	FULTON,MS	AB7310	
7007 0710 0002 4782 7806	121007	Kahn & Associates, LLC	CLEVELAND,OH	AB7310	
7003 2260 0001 6471 5765	121007	CONSUMER LEGAL SERVICES	LOS ANGELES,CA	AB7310	
7007 0710 0000 0495 4936	121007	BOGDAN BALEA	PEORIA,IL	AB7310	
RR 11482696 4 HU	121007	FRESHFIELDS BRUCKHAUS	HUNGARY	AB7320	
7007 0710 0003 1771 7471	121007	SANDRA L BLOOM	PEORIA,IL	AD3150	
RR 15 783 977 5 PL	121007	FABRYKA OSI NAPEDOWYCH	POLAND	LD235	
7104 9591 8520 0638 9726	121007	XEROX	ROSEMONT,IL	LD235	
7004 1350 0000 5653 0258	121007	CINTAS	MEMPHIS,TN	LD299	
7007 2560 0002 5991 5530	121007	LISA C AIKEN	PIEDMONT,SC	LD4100	
7005 2570 0001 1748 2098	121007	PAYDAY LOAN STORE	JOLIET,IL	LD4300	
7002 2410 0000 92287369	121007	MACON COUNTY STATE'S ATTORNEY	DECATUR,ILLINOIS	LD4300	
7006 2760 0000 3961 3747	121007	CAT/JOLIET	JOLIET,IL	LD4300	
7007 0710 0002 5239 2727	121007	CIRCUIT COURT OF MACON COUNTY	SPRINGFIELD,IL.	LD4300	
7007 0710 0005 5680 9357	121007	ACL	Des Plaines IL	LD4300	

Please sign and return to the 08 - AB0320 - Corporate MailCenter - Certified Mail Clerk. Thank you!

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Telephone and Fax 212-674-2542 ~ E-mail heinonenv@juno.com

12/11

12/14

December 3, 2007

James W. Owens, Chair and CEO
Caterpillar, Inc.
100 Northeast Adams Street
Peoria, IL 61629-7210

Dear Mr. Owens:

On behalf of Mercy Investment Program, I am authorized to submit the following resolution which asks the Board of Directors to provide a comprehensive report on Caterpillar's foreign sales of weapons-related products and other equipment and services related to those products for the past 10 years, including the country of destination for the products, for inclusion in the 2008 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Program is cosponsoring this resolution with Jewish Voice for Peace and the Sisters of Loretto.

As we state in our resolution, we believe use of Caterpillar equipment by foreign militaries in actions that violate human rights and international humanitarian law raises issues for corporate policy.

Mercy Investment Program is the beneficial owner of 100 shares of Caterpillar stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.

FOREIGN MILITARY SALES RESOLUTION

Caterpillar - 2008

WHEREAS the United States exports weapons and related military equipment and services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense materiel and emergency drawdowns of weaponry.

In 2006, the U.S. ranked first in arms transfer agreements with developing nations, including those in the Near East and Asia, with nearly $10.3 billion or 35.8% of these agreements. The U.S. also ranked first in the value of arms deliveries to developing nations at nearly $8 billion or 40.2% of all such deliveries. The weapons sold range from ammunition to tanks, supersonic combat aircraft, missiles and submarines. ("Conventional Arms Transfers to Developing Nations, 1999-2006," Congressional Research Service, Report for Congress, September 26, 2007)

Although it does not produce weapons systems, Caterpillar has, in the past, sold dual use equipment such as bulldozers through foreign military sales; however, the frequency and volume of sales is unknown. Nor is there precise information on which countries have received Caterpillar equipment.

RESOLVED: Shareholders request that, within six months of the annual meeting, the Board of Directors provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products for the past 10 years, including the country of destination for the products.

SUPPORTING STATEMENT

We believe with the American Red Cross that "the greater the availability of arms, the greater the violations of human rights and international humanitarian law." Global security is security of all people. We are seeing, too, an increase in human rights abuses inflicted on women, people of minority ethnicities, personnel of NGOs offering medical and other human services as well as employees of corporations servicing DOD contracts. Use of Caterpillar equipment by foreign militaries in actions that violate human rights and international humanitarian law raises issues for Caterpillar corporate policy and risks damage to the company's reputation.

Therefore, we believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales;
2. Criteria for choosing countries with which to do business;
3. A description of procedures used to negotiate foreign arms sales, government-to-government and direct commercial sales and the percentage of sales for each category;
4. For the past ten years, categories of military equipment or components, including dual use items exported for the past five years, with as much statistical information as permissible; contracts for servicing/maintaining equipment; offset agreements; and licensing and/or co-production with foreign governments.

11/26/2007

12-19-07

Planting Seeds for Social Change

311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

December 17, 2007

Mr. James W. Owens, CEO
Caterpillar, Inc.
100 N.E. Adams Street
Peoria, IL 61629-7210

Dear Mr. Owens,

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate responsibility. We represent Jewish Voice for Peace, a beneficial shareholder of Caterpillar Inc.

I am hereby authorized to notify you that the Jewish Voice for Peace is co-filing the enclosed *Foreign Military Sales* resolution with the Mercy Investment Program and the Sisters of Loretto, among others - so that it will be included in the 2008 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934; and presented for consideration and action by the stockholders at the next annual meeting. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

The resolution asks the Board of Directors to report on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products for the past 10 years, including the country of destination for the products.

Jewish Voice for Peace has asked As You Sow to represent them in this matter. Proof of ownership of shares is enclosed. These shares have been held continuously for at least one year and will be held through the date of the next annual meeting. Please forward any correspondence relating to this matter to As You Sow.

Sincerely,

Michael Passoff
Associate Director
Corporate Social Responsibility Program

Cc:
Valerie Heinonen, Mercy Investment Program,
Sydney Levy, Jewish Voice for Peace
Mary Ann McGivern, Sisters of Loretto,
Julie Wakoty, Interfaith Center on Corporate Responsibility

CATERPILLAR FOREIGN MILITARY SALES RESOLUTION

WHEREAS the United States exports weapons and related military equipment and services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense materiel and emergency drawdowns of weaponry.

In 2006, the U.S. ranked first in arms transfer agreements with developing nations, including those in the Near East and Asia, with nearly $10.3 billion or 35.8% of these agreements. The U.S. also ranked first in the value of arms deliveries to developing nations at nearly $8 billion or 40.2% of all such deliveries. The weapons sold range from ammunition to tanks, supersonic combat aircraft, missiles and submarines. ("Conventional Arms Transfers to Developing Nations, 1999-2006," Congressional Research Service, Report for Congress, September 26, 2007)

Although it does not produce weapons systems, Caterpillar has, in the past, sold dual use equipment such as bulldozers through foreign military sales; however, the frequency and volume of sales is unknown. Nor is there precise information on which countries have received Caterpillar equipment.

RESOLVED: Shareholders request that, within six months of the annual meeting, the Board of Directors provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products for the past 10 years, including the country of destination for the products.

SUPPORTING STATEMENT

We believe with the American Red Cross that "the greater the availability of arms, the greater the violations of human rights and international humanitarian law." Global security is security of all people. We are seeing, too, an increase in human rights abuses inflicted on women, people of minority ethnicities, personnel of NGOs offering medical and other human services as well as employees of corporations servicing DOD contracts. Use of Caterpillar equipment by foreign militaries in actions that violate human rights and international humanitarian law raises issues for Caterpillar corporate policy and risks damage to the company's reputation.

Therefore, we believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales;
2. Criteria for choosing countries with which to do business;
3. A description of procedures used to negotiate foreign arms sales, government-to-government and direct commercial sales and the percentage of sales for each category;
4. For the past ten years, categories of military equipment or components, including dual use items exported for the past five years, with as much statistical information as permissible; contracts for servicing/maintaining equipment; offset agreements; and licensing and/or co-production with foreign governments.

11/26/2007

Financial
West
Group
FWG

4510 E. Thousand Oaks Boulevard
Westlake Village, CA 91362
(805) 497-9222 • Fax: (805) 495-9935
http://www.fwg.com

December 14, 2007

To Whom It May Concern:

This letter is to confirm that Jewish Voice for Peach is the beneficial owner of at least $2,000 worth of Caterpillar stock, and that these shares have been held continuously for at least one year. Jewish Voice for Peace has informed Steve Hoppel at Financial West Group that these will be held through the date of the company's next annual meeting.

Sincerely,

Steve Hoppel
Operations Manager
Financial West Group

12-19-07

Loretto Community

Sisters of Loretto
Co-Members of Loretto

Staff Offices
590 East Lockwood
St. Louis, MO 63119-3279
314.962.8112 phone
314.962.0400 fax
mmcgivern@brick.net

December 16, 2007

Mr. James W. Owens, CEO
Caterpillar, Inc.
100 N.E. Adams Street
Peoria, IL 61629-7210

Dear Mr. Owens,

Caterpillar equipment is bulldozing olive orchards and building the wall at the village of Be'lin in the territorie occupied by Israel. I participated in a nonviolent demonstration there as a representative of the Loretto Community, sisters and co-members. Because we are an institutional shareholder of Caterpillar, we recognize an obligation to serve as a watchdog, warning the directors and shareholders of what we see. Today we ask you to look more closely at your foreign military sales.

I am hereby authorized to notify you of our intention to submit the attached resolution and supporting statement for consideration and action by the shareholders at the next Caterpillar annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. Other shareholder proponents include the Sisters of Mercy of Detroit and the Jewish Voice for Peace. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

Loretto, incorporated in Kentucky as the Loretto Literary & Benevolent Institution, is the beneficial owner of 600 shares of Caterpillar common stock which we have owned continuously since 1980 plus another hundred from a stock split. Verification of our purchase and ownership is ~~being sent separately~~ enclosed. We intend to retain our shares of Caterpillar stock at least through the date of the next annual meeting.

The resolution asks the Board of Directors to report details of it s foreign military sales to the shareholders.

We hope that the Board of Directors will agree with us and vote its proxies in favor of the resolution. We are willing to meet to discuss the resolution.

Sincerely yours,

Mary Ann McGivern, SL
On behalf of the Loretto Investment Committee

CATERPILLAR FOREIGN MILITARY SALES RESOLUTION

WHEREAS the United States exports weapons and related military equipment and services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense materiel and emergency drawdowns of weaponry.

In 2006, the U.S. ranked first in arms transfer agreements with developing nations, including those in the Near East and Asia, with nearly $10.3 billion or 35.8% of these agreements. The U.S. also ranked first in the value of arms deliveries to developing nations at nearly $8 billion or 40.2% of all such deliveries. The weapons sold range from ammunition to tanks, supersonic combat aircraft, missiles and submarines. ("Conventional Arms Transfers to Developing Nations, 1999-2006," Congressional Research Service, Report for Congress, September 26, 2007)

Although it does not produce weapons systems, Caterpillar has, in the past, sold dual use equipment such as bulldozers through foreign military sales; however, the frequency and volume of sales is unknown. Nor is there precise information on which countries have received Caterpillar equipment.

RESOLVED: Shareholders request that, within six months of the annual meeting, the Board of Directors provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products for the past 10 years, including the country of destination for the products.

SUPPORTING STATEMENT

We believe with the American Red Cross that "the greater the availability of arms, the greater the violations of human rights and international humanitarian law." Global security is security of all people. We are seeing, too, an increase in human rights abuses inflicted on women, people of minority ethnicities, personnel of NGOs offering medical and other human services as well as employees of corporations servicing DOD contracts. Use of Caterpillar equipment by foreign militaries in actions that violate human rights and international humanitarian law raises issues for Caterpillar corporate policy and risks damage to the company's reputation.

Therefore, we believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales;
2. Criteria for choosing countries with which to do business;
3. A description of procedures used to negotiate foreign arms sales, government-to-government and direct commercial sales and the percentage of sales for each category;
4. For the past ten years, categories of military equipment or components, including dual use items exported for the past five years, with as much statistical information as permissible; contracts for servicing/maintaining equipment; offset agreements; and licensing and/or co-production with foreign governments.

11/26/2007

Bank Deposit Sweep Option

The Bank Deposit Sweep Option consists of monies held in an interest-bearing deposit account at Wachovia Bank, N.A. These assets are not held in your securities brokerage account and therefore not covered by SIPC. Such monies are eligible for FDIC insurance, up to $100,000 per depositor ($250,000 for IRA accounts) in accordance with FDIC rules. If you have questions about your sweep option, including rates, please contact Your Financial Advisor.

Description	Current Market Value	Estimated Annual Income	Annual Percentage Yield Earned*
BANK DEPOSIT SWEEP OPTION Interest Period 11/01/07 - 11/30/07	18,927.37	757.09	4.00
Total Bank Deposit Sweep Option	**$18,927.37**		

* APY measures the total amount of interest paid on an account based on the interest rate and the frequency of compounding. The annual percentage yield is expressed as an annualized rate, based on a 365- or 366-day year (as applicable).

Curious how your securities are performing? The "Unrealized Gain/Loss" column tells you how much each stock has increased or decreased in value since you bought it (based on cost data supplied by you or by outside services, which may not be complete). Revisions to this information (because of corporate mergers, tenders, and other reorganizations, for example) may be necessary from time to time. To update your cost information or provide omitted costs, contact Your Financial Advisor.

Please note that the unrealized gain/loss information presented here does not incorporate amounts or situations that you may use to adjust basis
- Cost basis for fixed income tax lots has been amortized (for securities purchased at a premium) or accreted (for securities purchased at a discount), when possible, for applicable securities
- Partial return of principal or capital payments may not adjust original cost basis information
- Marked-to-market information is not available or provided

When information is available, tax lots are marked with an "L" to denote Long-term (shares held more than 1 year) or an "S" to denote Short-term (shares held 1 year or less).

Stocks and Options

Stocks

Description	Symbol	Quantity	Price or Adj. Cost	Cost or Other Basis	Current Price	Current Market Value	Unrealized Gain/Loss	Est. Ann. Income	Est. Ann. Yield (%)
AMEREN CORP	AEE				53.8500			8,153.40	4.71
Acquired 08/17/97 L		33	30.29	999.57		1,777.05	777.48		
Dividend reinvestment L		3,177	30.26	96,162.18		171,081.45	74,919.27		
Total		3,210		$97,161.75	53.8500	$172,858.50	$75,696.75	$8,153.40	4.72
BOEING CO Acquired 08/19/98 L	BA	146	46.62	6,807.25	92.5400	13,510.84	6,703.59	204.40	1.51
CATERPILLAR INC Acquired 08/19/98 L	CAT	600	26.40	15,843.75	71.9000	43,140.00	27,296.25	1,728.00	2.00

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

12-17-07

JBB ✓

[signature] ✓

JJF

December 10, 2007

Mr. James W. Owens, CEO
c/o the Corporate Secretary
Caterpillar, Inc.
100 N.E. Adams Street
Peoria, IL 61629-7210

Dear Mr. Owens:

On behalf of the Missionary Oblates of Mary Immaculate, I write to give notice that pursuant to the 2008 proxy statement of Caterpillar and Rule 14a-8 under the Securities Exchange Act of 1934, the Oblates intend to co-file the attached proposal with the following groups - Jewish Voice for Peace, Sisters of Mercy and Sisters of Loretto for consideration at the 2008 annual meeting of shareholders. We are a beneficial owner of 13,600 of shares of Caterpillar, Inc., and have held these shares for over one year. We intend to hold the shares through the date on which the Annual Meeting is held. Verification of our ownership of these shares is enclosed.

Our representatives regarding this resolution are the following:

- Jewish Voice for Peace: represented by Michael Passoff, As You Sow, 415-391-3212 x32, michael@asyousow.org
- Mercy Investment Program, Valerie Heinonen, 212-674-2542, heinonenv@juno.com
- Sisters of Loretto, Mary Ann McGivern, 314-231-2039, mmcgivern@brick.net

Please do not hesitate to contact me if you have any questions on this.

Sincerely,

Séamus P. Finn, OMI

Séamus P. Finn, OMI, Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

CATERPILLAR FOREIGN MILITARY SALES RESOLUTION

WHEREAS the United States exports weapons and related military equipment and services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense materiel and emergency drawdowns of weaponry.

In 2006, the U.S. ranked first in arms transfer agreements with developing nations, including those in the Near East and Asia, with nearly $10.3 billion or 35.8% of these agreements. The U.S. also ranked first in the value of arms deliveries to developing nations at nearly $8 billion or 40.2% of all such deliveries. The weapons sold range from ammunition to tanks, supersonic combat aircraft, missiles and submarines. ("Conventional Arms Transfers to Developing Nations, 1999-2006," Congressional Research Service, Report for Congress, September 26, 2007)

Although it does not produce weapons systems, Caterpillar has, in the past, sold dual use equipment such as bulldozers through foreign military sales; however, the frequency and volume of sales is unknown. Nor is there precise information on which countries have received Caterpillar equipment.

RESOLVED: Shareholders request that, within six months of the annual meeting, the Board of Directors provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products for the past 10 years, including the country of destination for the products.

SUPPORTING STATEMENT

We believe with the American Red Cross that "the greater the availability of arms, the greater the violations of human rights and international humanitarian law." Global security is security of all people. We are seeing, too, an increase in human rights abuses inflicted on women, people of minority ethnicities, personnel of NGOs offering medical and other human services as well as employees of corporations servicing DOD contracts. Use of Caterpillar equipment by foreign militaries in actions that violate human rights and international humanitarian law raises issues for Caterpillar corporate policy and risks damage to the company's reputation.

Therefore, we believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales;
2. Criteria for choosing countries with which to do business;
3. A description of procedures used to negotiate foreign arms sales, government-to-government and direct commercial sales and the percentage of sales for each category;
4. For the past ten years, categories of military equipment or components, including dual use items exported for the past five years, with as much statistical information as permissible; contracts for servicing/maintaining equipment; offset agreements; and licensing and/or co-production with foreign governments.

M&T Investment Group

M&T Bank, 25 South Charles Street, P.O.Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLLFREE 866 848 0383 FAX 410 545 2762

November 2, 2007

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate 13,600 shares of Caterpillar and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver
Trust Officer - Custody Administration
M & T Bank- MD2-CSMM
25 S Charles Street
Baltimore, Md 21201
410-545-2765
fax 410-545-2762
sgreaver@mtb.com

ST. SCHOLASTICA MONASTERY

Benedictine Sisters

1301 South Albert Pike
Post Office Box 3489
Fort Smith, Arkansas 72913-3489
Telephone (479) 783-4147

December 10th , 2007

Mr. James W. Owens, CEO
c/o the Corporate Secretary
Caterpillar, Inc.
100 N.E. Adams Street
Peoria, IL 61629-7210

Dear Mr. Owens,

On behalf St. Scholastica Monastery, I write to give notice that pursuant to the 2008 proxy statement of Caterpillar and Rule 14a-8 under the Securities Exchange Act of 1934, **St. Scholastica Monastery** intends to co-file the attached proposal with the following groups - Jewish Voice for Peace, Sisters of Mercy and Sisters of Loretto for consideration at the 2008 annual meeting of shareholders. St. Scholastica Monastery is a beneficial owner of 95 shares and has held these shares for over one year. In addition, the St. Scholastica Monastery intends to hold the shares through the date on which the Annual Meeting is held.

Our representatives regarding this resolution are the following:
- Jewish Voice for Peace: represented by Michael Passoff, As You Sow, 415-391-3212 x32, michael@asyousow.org
- Mercy Investment Program, Valerie Heinonen, 212-674-2542, heinonenv@juno.com
- Sisters of Loretto, Mary Ann McGivern, 314-231-2039, mmcgivern@brick.net

Sincerely,

Sister Cabrini Schmitz

Sister Cabrini Schmitz,
President, St. Scholastica Monastery

Fax 479-782-4352 • E-mail: monastery@scholasticafortsmith.org • Website: www.scholasticafortsmith.org

CATERPILLAR FOREIGN MILITARY SALES RESOLUTION

WHEREAS the United States exports weapons and related military equipment and services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense materiel and emergency drawdowns of weaponry.

In 2006, the U.S. ranked first in arms transfer agreements with developing nations, including those in the Near East and Asia, with nearly $10.3 billion or 35.8% of these agreements. The U.S. also ranked first in the value of arms deliveries to developing nations at nearly $8 billion or 40.2% of all such deliveries. The weapons sold range from ammunition to tanks, supersonic combat aircraft, missiles and submarines. ("Conventional Arms Transfers to Developing Nations, 1999-2006," Congressional Research Service, Report for Congress, September 26, 2007)

Although it does not produce weapons systems, Caterpillar has, in the past, sold dual use equipment such as bulldozers through foreign military sales; however, the frequency and volume of sales is unknown. Nor is there precise information on which countries have received Caterpillar equipment.

RESOLVED: Shareholders request that, within six months of the annual meeting, the Board of Directors provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products for the past 10 years, including the country of destination for the products.

SUPPORTING STATEMENT

We believe with the American Red Cross that "the greater the availability of arms, the greater the violations of human rights and international humanitarian law." Global security is security of all people. We are seeing, too, an increase in human rights abuses inflicted on women, people of minority ethnicities, personnel of NGOs offering medical and other human services as well as employees of corporations servicing DOD contracts. Use of Caterpillar equipment by foreign militaries in actions that violate human rights and international humanitarian law raises issues for Caterpillar corporate policy and risks damage to the company's reputation.

Therefore, we believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales;
2. Criteria for choosing countries with which to do business;
3. A description of procedures used to negotiate foreign arms sales, government-to-government and direct commercial sales and the percentage of sales for each category;
4. For the past ten years, categories of military equipment or components, including dual use items exported for the past five years, with as much statistical information as permissible; contracts for servicing/maintaining equipment; offset agreements; and licensing and/or co-production with foreign governments.

12-10-07

STATE STREET.

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

December 4, 2007

James W. Owens, Chair and CEO
Caterpillar, Inc.
100 Northeast Adams Street
Peoria, IL 61629-7210

Dear Mr. Owens:

This letter will certify that, as of December 4, 2007, State Street Bank and Trust Company, as Custodian, held for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 700 shares of Caterpillar Inc.

Further, please note that State Street Bank and Trust Company has continuously held at least $5,000 in market value of Caterpillar Inc. on behalf of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit since September, 1 2003.

If you have any questions concerning this master, please do not hesitate to contact me at 816.871.7223.

Sincerely,

Richard M. Davis
Assistant Vice President
State Street Bank and Trust

cc: Sr. Valerie Heinonen

Congregation of Benedictine Sisters of Perpetual Adoration

BENEDICTINE MONASTERY • 31970 State Hwy. P • Clyde, MO 64432-8100
(660) 944-2221 Fax (660) 944-2133

12/12

December 10, 2007

12-14-07

JBB

Mr. James W. Owens, CEO
c/o the Corporate Secretary
Caterpillar, Inc.
100 N.E. Adams Street
Peoria, IL 61629-7210

Dear Mr. Owens,

On behalf Benedictine Convent of Perpetual Adoration, I write to give notice that pursuant to the 2008 proxy statement of Caterpillar and Rule 14a-8 under the Securities Exchange Act of 1934, the Benedictine Convent of Perpetual Adoration intends to co-file the attached proposal with the following groups - Jewish Voice for Peace, Sisters of Mercy and Sisters of Loretto for consideration at the 2008 annual meeting of shareholders. The Benedictine Convent of Perpetual Adoration is a beneficial owner of 1,310 shares and has held these shares for over one year. In addition, the Benedictine Convent of Perpetual Adoration intends to hold the shares through the date on which the Annual Meeting is held.

Our representatives regarding this resolution are the following:

- Jewish Voice for Peace: represented by Michael Passoff, As You Sow, 415-391-3212 x32, michael@asyousow.org
- Mercy Investment Program, Valerie Heinonen, 212-674-2542, heinonenv@juno.com
- Sisters of Loretto, Mary Ann McGivern, 314-231-2039, mmcgivern@brick.net

Sincerely,

S. Valerie Stark, OSB

Sr. Valerie Stark, O.S.B.
Treasurer

CATERPILLAR FOREIGN MILITARY SALES RESOLUTION

WHEREAS the United States exports weapons and related military equipment and services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense materiel and emergency drawdowns of weaponry.

In 2006, the U.S. ranked first in arms transfer agreements with developing nations, including those in the Near East and Asia, with nearly $10.3 billion or 35.8% of these agreements. The U.S. also ranked first in the value of arms deliveries to developing nations at nearly $8 billion or 40.2% of all such deliveries. The weapons sold range from ammunition to tanks, supersonic combat aircraft, missiles and submarines. ("Conventional Arms Transfers to Developing Nations, 1999-2006," Congressional Research Service, Report for Congress, September 26, 2007)

Although it does not produce weapons systems, Caterpillar has, in the past, sold dual use equipment such as bulldozers through foreign military sales; however, the frequency and volume of sales is unknown. Nor is there precise information on which countries have received Caterpillar equipment.

RESOLVED: Shareholders request that, within six months of the annual meeting, the Board of Directors provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products for the past 10 years, including the country of destination for the products.

SUPPORTING STATEMENT

We believe with the American Red Cross that "the greater the availability of arms, the greater the violations of human rights and international humanitarian law." Global security is security of all people. We are seeing, too, an increase in human rights abuses inflicted on women, people of minority ethnicities, personnel of NGOs offering medical and other human services as well as employees of corporations servicing DOD contracts. Use of Caterpillar equipment by foreign militaries in actions that violate human rights and international humanitarian law raises issues for Caterpillar corporate policy and risks damage to the company's reputation.

Therefore, we believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales;
2. Criteria for choosing countries with which to do business;
3. A description of procedures used to negotiate foreign arms sales, government-to-government and direct commercial sales and the percentage of sales for each category;
4. For the past ten years, categories of military equipment or components, including dual use items exported for the past five years, with as much statistical information as permissible; contracts for servicing/maintaining equipment; offset agreements; and licensing and/or co-production with foreign governments.

CREATIVE PLANNING, INC.

December 21, 2007

1-02-08

JBB ✓

Joni Funk

Mr. James W. Owens, CEO
c/o the Corporate Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-7210

RE: **Benedictine Convent of Perpetual Adoration Stock Position Confirmation**

Mr. Owens,

The Benedictine Convent of Perpetual Adoration Retirement Fund currently holds 1,310 shares of Caterpillar common stock, valued at $93,678.10 as of December 20, 2007. They have held all of these shares, since November 2, 2006. Please see the attached statements from both Fidelity Investments and Creative Planning Private Wealth Management, confirming this information.

Thank you,

Pet

Peter Mallouk, J.D., MBA, CFP
Owner/Principal

3400 College Boulevard • Leawood, KS 66211
913-338-2727 • Fax 913-338-4507
Website: www.thinkingbeyond.com E-mail: cpi@thinkingbeyond.com

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

12/11 JWO
12/14 JPB

December 10, 2007

Mr. James W. Owens, CEO
Caterpillar, Inc.
100 N. E. Adams Street
Peoria, IL 61629-7210

Dear Mr. Owens:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Caterpillar for several years. We believe that it is of utmost importance that you fully examine the company's strategic plan as it affects our global community. We are aware that transactions across the globe create some very precarious situations for security and make our present world crisis even more serious. Caterpillar will be more credible and transparent when the Board of Directors and Management make a commitment to world security and human rights for all people. Out of concern for our global society, the current disaster in Iraq, and the moral and ethical questions that need to be addressed, we ask that you give serious consideration to providing a comprehensive report on foreign sales of weapons-related products and services.

As a faith-based investor, I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Jewish Voices for Peace, Sisters of Mercy and Sisters of Loretto. I submit it for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the annual meeting. A representative of the filers will attend the shareholders annual meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact persons for this resolution will be: Michael Passoff, As You Sow, representing Jewish Voices for Peace, 415-391-3212 X 32, Michael@asyousow.org ; Valerie Heinonen, representing Mercy Investment Program, 212-674-255542, heinonenv@juno.com; and Mary Ann McGivern, representing Sisters of Loretto,314-231-2039, mmcgivern@brick.net .

As verification that we are beneficial owners of common stock in Caterpillar, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. These shares have been held continuously and it is our intention to keep these shares in our portfolio beyond the date of the annual meeting.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures
cc: Michael Passoff, As You Sow – Jewish Voices for Peace
Gary Brouse, ICCR
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

CATERPILLAR FOREIGN MILITARY SALES RESOLUTION

WHEREAS the United States exports weapons and related military equipment and services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense materiel and emergency drawdowns of weaponry.

In 2006, the U.S. ranked first in arms transfer agreements with developing nations, including those in the Near East and Asia, with nearly $10.3 billion or 35.8% of these agreements. The U.S. also ranked first in the value of arms deliveries to developing nations at nearly $8 billion or 40.2% of all such deliveries. The weapons sold range from ammunition to tanks, supersonic combat aircraft, missiles and submarines. ("Conventional Arms Transfers to Developing Nations, 1999-2006," Congressional Research Service, Report for Congress, September 26, 2007)

Although it does not produce weapons systems, Caterpillar has, in the past, sold dual use equipment such as bulldozers through foreign military sales; however, the frequency and volume of sales is unknown. Nor is there precise information on which countries have received Caterpillar equipment.

RESOLVED: Shareholders request that, within six months of the annual meeting, the Board of Directors provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products for the past 10 years, including the country of destination for the products.

SUPPORTING STATEMENT

We believe with the American Red Cross that "the greater the availability of arms, the greater the violations of human rights and international humanitarian law." Global security is security of all people. We are seeing, too, an increase in human rights abuses inflicted on women, people of minority ethnicities, personnel of NGOs offering medical and other human services as well as employees of corporations servicing DOD contracts. Use of Caterpillar equipment by foreign militaries in actions that violate human rights and international humanitarian law raises issues for Caterpillar corporate policy and risks damage to the company's reputation.

Therefore, we believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales;
2. Criteria for choosing countries with which to do business;
3. A description of procedures used to negotiate foreign arms sales, government-to-government and direct commercial sales and the percentage of sales for each category;
4. For the past ten years, categories of military equipment or components, including dual use items exported for the past five years, with as much statistical information as permissible; contracts for servicing/maintaining equipment; offset agreements; and licensing and/or co-production with foreign governments.

11/26/2007

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

December 10, 2007

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Caterpillar Inc. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/ or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay Singhal
2nd Vice President

—MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

December 10, 2007

12-18-07

JBB | CC.
DEK | DEK
JJF

Mr. James W. Owens, CEO
c/o the Corporate Secretary
Caterpillar, Inc.
100 N.E. Adams Street
Peoria, IL 61629-7210

Dear Mr. Owens,

The Maryknoll Sisters of St. Dominic, Inc., are the beneficial owners of 100 shares of Caterpillar, Inc. These shares have been held continuously for over a year and the Sisters will maintain ownership at least until after the next annual meeting. A letter of verification of ownership is enclosed.

I am authorized, as the Maryknoll Sisters' representative, to notify you of the Sisters' intention to file the attached proposal. This is the same proposal being submitted by Jewish Voice for Peace, Sisters of Mercy and Sisters of Loretto, among others. I submit this proposal for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact for this resolution is Michael Passoff (415-391-3245). We look forward to discussing this concern with you at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

CATERPILLAR FOREIGN MILITARY SALES RESOLUTION

WHEREAS the United States exports weapons and related military equipment and services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense materiel and emergency drawdowns of weaponry.

In 2006, the U.S. ranked first in arms transfer agreements with developing nations, including those in the Near East and Asia, with nearly $10.3 billion or 35.8% of these agreements. The U.S. also ranked first in the value of arms deliveries to developing nations at nearly $8 billion or 40.2% of all such deliveries. The weapons sold range from ammunition to tanks, supersonic combat aircraft, missiles and submarines. ("Conventional Arms Transfers to Developing Nations, 1999-2006," Congressional Research Service, Report for Congress, September 26, 2007)

Although it does not produce weapons systems, Caterpillar has, in the past, sold dual use equipment such as bulldozers through foreign military sales; however, the frequency and volume of sales is unknown. Nor is there precise information on which countries have received Caterpillar equipment.

RESOLVED: Shareholders request that, within six months of the annual meeting, the Board of Directors provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products for the past 10 years, including the country of destination for the products.

SUPPORTING STATEMENT

We believe with the American Red Cross that "the greater the availability of arms, the greater the violations of human rights and international humanitarian law." Global security is security of all people. We are seeing, too, an increase in human rights abuses inflicted on women, people of minority ethnicities, personnel of NGOs offering medical and other human services as well as employees of corporations servicing DOD contracts. Use of Caterpillar equipment by foreign militaries in actions that violate human rights and international humanitarian law raises issues for Caterpillar corporate policy and risks damage to the company's reputation.

Therefore, we believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales;
2. Criteria for choosing countries with which to do business;
3. A description of procedures used to negotiate foreign arms sales, government-to-government and direct commercial sales and the percentage of sales for each category;
4. For the past ten years, categories of military equipment or components, including dual use items exported for the past five years, with as much statistical information as permissible; contracts for servicing/maintaining equipment; offset agreements; and licensing and/or co-production with foreign governments.

11/26/2007

Dodd Newton Koeckert
First Vice President –
Wealth Management Advisor
301 Tresser Blvd., 10th Fl.
Stamford, CT 06901
203-356-8778
800-234-6381

Merrill Lynch

December 10, 2007

To Whom it May Concern:

This certifies that the Maryknoll Sisters of St. Dominic, Inc are the beneficial owners of 100 shares of Caterpillar, Inc. These shares have been held continuously for 12 months and will continue to be held at least through the next annual meeting.

Sincerely,

Dodd N. Koeckert

The Sinsinawa Dominicans
Shareholder and Consumer Action Advisory Committee
585 County Rd. Z, Sinsinawa, WI 53824

12-18-07

JBB | EO.
DEK | [illegible]
JJT

Please respond to: Peace and Justice Office
816 Marengo Ave. 3rd Fl.
Forest Park, IL 60130

November 26, 2007

Mr. James W. Owens, CEO
C/o the Corporate Secretary
Caterpillar, Inc.
100 N.E. Adams Street
Peoria, IL 61629-7210

Dear Mr. Owens,

Sinsinawa Dominicans, Inc. (previously incorporated as St. Clara College) is the beneficial owner of 80 shares of Caterpillar, Inc. common stock. Verification of our ownership is enclosed.

I am hereby authorized by Sinsinawa Dominicans, Inc. to file the enclosed shareholder resolution. This resolution entitled, *Foreign Military Sales*, requests that the Board of Directors provide a comprehensive report on Caterpillar's foreign sales of weapon-related products, and other equipment and services related to those products for the past 10 years, including the country of destination for the products.

We are co-filing this resolution with the Jewish Voice for Peace, the Sisters of Mercy, and Sisters of Loretto.

I hereby submit that we, Sinsinawa Dominicans, Inc. should be included by name as proponents of this resolution in the proxy statement which will be considered and acted upon by Company shareholders at the 2008 Annual Meeting, in accord with rule #14A-8 of the General Rules and Regulations of the Securities and Exchange Commission Act of 1934.

I assure you that we intend to hold the required value of common stock at least through the date of our Company's Annual Meeting. We would be very willing to meet with a Company representative at a mutually convenient time in order to discuss our concerns related to this issue.

Sincerely,

Sr. Regina McKillip, OP

Sr. Regina McKillip, OP
Committee Member

Enclosure
Cc: Michael Passoff, As You Sow

FOREIGN MILITARY SALES

WHEREAS the United States exports weapons and related military equipment and services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense materiel and emergency drawdowns of weaponry.

In 2006, the U.S. ranked first in arms transfer agreements with developing nations, including those in the Near East and Asia, with nearly $10.3 billion or 35.8% of these agreements. The U.S. also ranked first in the value of arms deliveries to developing nations at nearly $8 billion or 40.2% of all such deliveries. The weapons sold range from ammunition to tanks, supersonic combat aircraft, missiles and submarines. ("Conventional Arms Transfers to Developing Nations, 1999-2006," Congressional Research Service, Report for Congress, September 26, 2007)

Although it does not produce weapons systems, Caterpillar has, in the past, sold dual use equipment such as bulldozers through foreign military sales; however, the frequency and volume of sales is unknown. Nor is there precise information on which countries have received Caterpillar equipment.

RESOLVED: Shareholders request that, within six months of the annual meeting, the Board of Directors provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products for the past 10 years, including the country of destination for the products.

SUPPORTING STATEMENT

We believe with the American Red Cross that "the greater the availability of arms, the greater the violations of human rights and international humanitarian law." Global security is security of all people. We are seeing, too, an increase in human rights abuses inflicted on women, people of minority ethnicities, personnel of NGOs offering medical and other human services as well as employees of corporations servicing DOD contracts. Use of Caterpillar equipment by foreign militaries in actions that violate human rights and international humanitarian law raises issues for Caterpillar corporate policy and risks damage to the company's reputation.

Therefore, we believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales;
2. Criteria for choosing countries with which to do business;
3. A description of procedures used to negotiate foreign arms sales, government-to-government and direct commercial sales and the percentage of sales for each category;
4. For the past ten years, categories of military equipment or components, including dual use items exported for the past five years, with as much statistical information as permissible; contracts for servicing/maintaining equipment; offset agreements; and licensing and/or co-production with foreign governments.

11/26/2007

Wealth Management Group
Unique Needs. Specific Solutions.

1398 Central Avenue
P.O. Box 747
Dubuque, IA 52004-0747
Phone: (563) 589-2133
Toll Free: (866) 397-2133
Fax: (563) 589-2030
www.dubuquebank.com

November 26, 2007

Ms. Reg McKillip
816 Marengo Ave.
Forest Park, IL 60130

Re: Sinsinawa Dominicans – Peace & Justice, Account #53211

Dear Ms. McKillip:

This verifies that the Sinsinawa Dominicans own and hold in street name in their Heartland Financial USA, Inc., account 80 shares of Caterpillar, Inc., common stock. They have owned said shares since July 1, 2004, still own them as of November 26, 2007, and do not intend to sell them before the annual meeting of said company.

If further information is required, please do not hesitate to contact me at the number listed above.

Sincerely,

Polly L. Hauser

Polly L. Hauser, CFP®
Senior Vice President & Senior Wealth Advisor

PLH/lab

SISTERS OF ST. JOSEPH OF CARONDELET
ST. LOUIS PROVINCE

12-18-07

Province Leadership Team

December 13, 2007

Mr. James W. Owens, CEO
c/o the Corporate Secretary
Caterpillar, Inc.
100 N.E. Adams Street
Peoria, IL 61629-7210

Dear Mr. Owens:

The Sisters of St. Joseph of Carondelet, St. Louis Province, are a religious order of Catholic women. When making investment decisions, we seek corporations that reflect our values. We are shareholders interested in Caterpillar's commitment to sustainability for the long-term.

As a concerned investor, we evaluate our company on its social, environmental and financial performance. We believe that the sustainability of Caterpillar is integrally connected to global security. We are co-filing the resolution requesting a report of foreign sales of weapons-related products be prepared for all shareholders. We present the enclosed resolution for inclusion in the proxy statement for action at the 2008 stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Jewish Voice for Peace, Sisters of Mercy, and Sisters of Loretto, for consideration and action by the shareholders at the 2008 annual meeting.

A representative of the filers will attend the 2008 shareholders meeting to move the resolution.

Please note the contact persons for each of the co-primary filers:

- Jewish Voice for Peace: represented by Michael Passoff, As You Sow, 415-391-3212 x32, michael@asyousow.org ;
- Mercy Investment Program, Valerie Heinonen, 212-674-2542, heinonenv@juno.com ;
- Sisters of Loretto, Mary Ann McGivern, 314-231-2039, mmcgivern@brick.net .

Mr. James W. Owens, CEO
Page Two
December 13, 2007

Please send any materials for the filers of the resolution to the co-primary filer contacts, to me, and to all filers.

We, the Sisters of St. Joseph of Carondelet, St. Louis Province, are the beneficial owner of 200 shares of Caterpillar common stock. Proof of ownership of common stock in the company is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the next annual meeting.

We hope that the Board of Directors will agree to support and implement this shareholder resolution. We also hope you will be willing to meet with the proponents of this resolution and to dialogue on this and related topics.

Sincerely,

Mary Kay Liston, CSJ

Mary Kay Liston, CSJ
Secretary, Sisters of St. Joseph of Carondelet
Province Leader

Enclosures

CATERPILLAR FOREIGN MILITARY SALES RESOLUTION 2008

WHEREAS the United States exports weapons and related military equipment and services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense materiel and emergency drawdowns of weaponry.

In 2006, the U.S. ranked first in arms transfer agreements with developing nations, including those in the Near East and Asia, with nearly $10.3 billion or 35.8% of these agreements. The U.S. also ranked first in the value of arms deliveries to developing nations at nearly $8 billion or 40.2% of all such deliveries. The weapons sold range from ammunition to tanks, supersonic combat aircraft, missiles and submarines. ("Conventional Arms Transfers to Developing Nations, 1999-2006," Congressional Research Service, Report for Congress, September 26, 2007)

Although it does not produce weapons systems, Caterpillar has, in the past, sold dual use equipment such as bulldozers through foreign military sales; however, the frequency and volume of sales is unknown. Nor is there precise information on which countries have received Caterpillar equipment.

RESOLVED: Shareholders request that, within six months of the annual meeting, the Board of Directors provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products for the past 10 years, including the country of destination for the products.

SUPPORTING STATEMENT

We believe with the American Red Cross that "the greater the availability of arms, the greater the violations of human rights and international humanitarian law." Global security is security of all people. We are seeing, too, an increase in human rights abuses inflicted on women, people of minority ethnicities, personnel of NGOs offering medical and other human services as well as employees of corporations servicing DOD contracts. Use of Caterpillar equipment by foreign militaries in actions that violate human rights and international humanitarian law raises issues for Caterpillar corporate policy and risks damage to the company's reputation.

Therefore, we believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales;
2. Criteria for choosing countries with which to do business;
3. A description of procedures used to negotiate foreign arms sales, government-to-government and direct commercial sales and the percentage of sales for each category;
4. For the past ten years, categories of military equipment or components, including dual use items exported for the past five years, with as much statistical information as permissible; contracts for servicing/maintaining equipment; offset agreements; and licensing and/or co-production with foreign governments.

Global Private Client Group

Merrill Lynch

400 Chesterfield Center
Suite 200
Chesterfield, Missouri 63017
636-537-4500
800-365-5192

December 12, 2007

Mr. Dan Casey
Sisters of St. Joseph of Carondelet
6400 Minnesota Ave.
St. Louis, MO. 63111

Dear Mr. Casey,

I am writing to inform you that the following security is currently held in the Sisters of St. Joseph of Carondelet Account #557-02028:

200 shares of Caterpillar Inc.

These shares were purchased on 04/12/2004

Should you need further information regarding the shares please do not hesitate to call me. Thank you.

Sincerely,

Janet E. Brown

Janet E. Brown
Senior Registered Client Associate

Sisters of Saint Joseph
OF WHEELING

137 Mount St. Joseph Road
Wheeling, WV 26003-1799

(304) 232-8160
Fax: (304) 232-1404

12-18-07

December 13, 2007

James W. Owens, CEO
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629

Dear Mr. Owens:

We are concerned about human rights and also about the social responsibilities of the companies in which we invest. Use of Caterpillar equipment by foreign militaries in actions that violate human rights and international humanitarian law raises issues for Caterpillar corporate policy and risks damage to the company's reputation.

The Sisters of St. Joseph submit the enclosed proposal on *Foreign Military Sales* for inclusion in the proxy statement for consideration and action by the 2008 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are filing this resolution along with other concerned investors. The primary contact for you for the filers, Mercy Investment Program, is Sister Valerie Heinonen.

The Sisters of St. Joseph are the beneficial owner of 25 shares of Caterpillar, Inc. stock. Verification of ownership is enclosed. We have held the stock for over one year and will continue to hold shares through the 2008 shareholders meeting.

Sincerely yours,

Joellen Sbrissa, CSJ

Joellen Sbrissa, CSJ
Coordinator
Social Responsible Investments Committee

1515 West Ogden Avenue
La Grange Park, IL 60526
708-579-8926

Enclosure: text of resolution and proof of ownership

Cc: Gary Brouse, Interfaith Center on Corporate Responsibility
Valerie Heinonen, Mercy Investment Program
Julie Wokaty, Interfaith Center on Corporate Responsibility

CATERPILLAR FOREIGN MILITARY SALES RESOLUTION

WHEREAS the United States exports weapons and related military equipment and services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense materiel and emergency drawdowns of weaponry.

In 2006, the U.S. ranked first in arms transfer agreements with developing nations, including those in the Near East and Asia, with nearly $10.3 billion or 35.8% of these agreements. The U.S. also ranked first in the value of arms deliveries to developing nations at nearly $8 billion or 40.2% of all such deliveries. The weapons sold range from ammunition to tanks, supersonic combat aircraft, missiles and submarines. ("Conventional Arms Transfers to Developing Nations, 1999-2006," Congressional Research Service, Report for Congress, September 26, 2007)

Although it does not produce weapons systems, Caterpillar has, in the past, sold dual use equipment such as bulldozers through foreign military sales; however, the frequency and volume of sales is unknown. Nor is there precise information on which countries have received Caterpillar equipment.

RESOLVED: Shareholders request that, within six months of the annual meeting, the Board of Directors provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products for the past 10 years, including the country of destination for the products.

SUPPORTING STATEMENT

We believe with the American Red Cross that "the greater the availability of arms, the greater the violations of human rights and international humanitarian law." Global security is security of all people. We are seeing, too, an increase in human rights abuses inflicted on women, people of minority ethnicities, personnel of NGOs offering medical and other human services as well as employees of corporations servicing DOD contracts. Use of Caterpillar equipment by foreign militaries in actions that violate human rights and international humanitarian law raises issues for Caterpillar corporate policy and risks damage to the company's reputation.

Therefore, we believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales;
2. Criteria for choosing countries with which to do business;
3. A description of procedures used to negotiate foreign arms sales, government-to-government and direct commercial sales and the percentage of sales for each category;
4. For the past ten years, categories of military equipment or components, including dual use items exported for the past five years, with as much statistical information as permissible; contracts for servicing/maintaining equipment; offset agreements; and licensing and/or co-production with foreign governments.

11/26/2007

0141 05095-5132 1447-203

M 342119

25

COMMON

INCORPORATED UNDER THE LAWS

This certificate is transferable in New York, N.Y. and Ridgefield Park, N.J.

COMMON

OF THE STATE OF DELAWARE

CATERPILLAR INC.

CUSIP 149123

SEE REVE
OTHER TE
CERTAIN DE

This Certifies that

M 342119 SISTERS OF ST JOSEPH
0407
WF 9600194
SISTEOF-S
TJ---0000
0141
05095-513

25***********
*25**********
25*******
25*****
****25*******

is the owner of

TWENTY FIVE

Full Paid Non-Assessable Shares of Common Stock of the Par Value of $1.00 of Caterpillar Inc. transferable upon the books of the Company in person or by duly authorized attorney, upon surrender of this certificate properly endorsed. This certificate and the shares represented hereby, are issued and shall be held subject to all of the provisions of the Certificate of Incorporation of the Company, and amendments thereto, copies of which are on file with the Transfer Agent, to all of which the holder by acceptance hereof assents. This certificate is not valid unless countersigned by the Transfer Agent and registered by the Registrar.

Witness the seal of the Company and the facsimile signatures of its duly authorized officers.

Dated 04/07/05

James B. Buda SECRETARY

James W. Owens CHAIRMAN OF THE BOARD

AUTHORIZED OFFICER

12-18-07

Providence Trust

515 SW 24th Street San Antonio, TX 78207-4619

Action
JJF

December 10, 2007

Mr. James W. Owens, CEO
c/o the Corporate Secretary
Caterpillar, Inc.
100 N.E. Adams Street
Peoria, IL 61629-7210

Dear Mr. Owens,

On behalf of PROVIDENCE TRUST, I write to give notice that pursuant to the 2008 proxy statement of Caterpillar and Rule 14a-8 under the Securities Exchange Act of 1934, Providence Trust intends to co-file the attached proposal with the following groups - Jewish Voice for Peace, Sisters of Mercy and Sisters of Loretto for consideration at the 2008 annual meeting of shareholders. The Trust is a beneficial owner of $2,000+ worth of shares and has held these shares for over one year. In addition, Providence Trust intends to hold the shares through the date on which the Annual Meeting is held.

Our representatives regarding this resolution are the following:
- Jewish Voice for Peace: represented by Michael Passoff, As You Sow, 415-391-3212 x32, michael@asyousow.org
- Mercy Investment Program, Valerie Heinonen, 212-674-2542, heinonenv@juno.com
- Sisters of Loretto, Mary Ann McGivern, 314-231-2039, mmcgivern@brick.net

Sincerely,

Sr. Madonna Sangalli

Sr. Madonna Sangalli, CDP
Trustee/Administrator
Providence Trust

CATERPILLAR FOREIGN MILITARY SALES RESOLUTION

WHEREAS the United States exports weapons and related military equipment and services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense materiel and emergency drawdowns of weaponry.

In 2006, the U.S. ranked first in arms transfer agreements with developing nations, including those in the Near East and Asia, with nearly $10.3 billion or 35.8% of these agreements. The U.S. also ranked first in the value of arms deliveries to developing nations at nearly $8 billion or 40.2% of all such deliveries. The weapons sold range from ammunition to tanks, supersonic combat aircraft, missiles and submarines. ("Conventional Arms Transfers to Developing Nations, 1999-2006," Congressional Research Service, Report for Congress, September 26, 2007)

Although it does not produce weapons systems, Caterpillar has, in the past, sold dual use equipment such as bulldozers through foreign military sales; however, the frequency and volume of sales is unknown. Nor is there precise information on which countries have received Caterpillar equipment.

RESOLVED: Shareholders request that, within six months of the annual meeting, the Board of Directors provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products for the past 10 years, including the country of destination for the products.

SUPPORTING STATEMENT

We believe with the American Red Cross that "the greater the availability of arms, the greater the violations of human rights and international humanitarian law." Global security is security of all people. We are seeing, too, an increase in human rights abuses inflicted on women, people of minority ethnicities, personnel of NGOs offering medical and other human services as well as employees of corporations servicing DOD contracts. Use of Caterpillar equipment by foreign militaries in actions that violate human rights and international humanitarian law raises issues for Caterpillar corporate policy and risks damage to the company's reputation.

Therefore, we believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales;
2. Criteria for choosing countries with which to do business;
3. A description of procedures used to negotiate foreign arms sales, government-to-government and direct commercial sales and the percentage of sales for each category;
4. For the past ten years, categories of military equipment or components, including dual use items exported for the past five years, with as much statistical information as permissible; contracts for servicing/maintaining equipment; offset agreements; and licensing and/or co-production with foreign governments.

THE QUANTITATIVE GROUP LP

BUILDING AND SUSTAINING WEALTH ACROSS GENERATIONS®

1-02-08

JBB ✓

Jami Funk

December 18, 2007

James W Owens, CEO
c/o The Corporate Secretary
Caterpillar Inc
100 NE Adams Street
Peoria, IL 61629-7210

Dear Mr. Owens;

This letter is to confirm that the Providence Trust account with The Quantitative Group has held Caterpillar Inc. in their portfolio.

Providence originally purchased 3200 shares CAT with a cost of $224,398.23 on 06/1506. As of 12/17/2007 the account holds 3200 shares Caterpillar with a value of $227,712.00.

If you have any questions, please do not hesitate to call.

Very truly yours,

Maurie Kern
Senior Investment Consultant

cc: Sr. Madonna Sangalli

700 N. St. Mary's, Suite 800 San Antonio, TX 78205 www.QuantGroup.com
Tel 210.798.4250 Fax 210.798.4279 Toll-Free 800.798.2420



Benedictine Sisters

285 Oblate Dr.
San Antonio, TX 78216

210-348-6704 phone
210-348-6745 fax

12-14-07

December 12, 2007

Mr. James W. Owens, CEO
c/o the Corporate Secretary
Caterpillar, Inc.
100 N.E. Adams Street
Peoria, IL 61629-7210

Dear Mr. Owens,

On behalf of the Benedictine Sisters of Boerne, Texas, I write to give notice that pursuant to the 2008 proxy statement of Caterpillar and Rule 14a-8 under the Securities Exchange Act of 1934, the Benedictine Sisters of Boerne, Texas intend to co-file the attached proposal with the following groups - Jewish Voice for Peace, Sisters of Mercy and Sisters of Loretto for consideration at the 2008 annual meeting of shareholders. The Sisters are a beneficial owner of 1,000 shares and has held these shares for over one year. In addition, the Sisters intend to hold the shares through the date on which the Annual Meeting is held.

Our representatives regarding this resolution are the following:
- Jewish Voice for Peace: represented by Michael Passoff, As You Sow, 415-391-3212 x32, michael@asyousow.org
- Mercy Investment Program, Valerie Heinonen, 212-674-2542, heinonenv@juno.com
- Sisters of Loretto, Mary Ann McGivern, 314-231-2039, mmcgivern@brick.net

Sincerely,

Sr. Susan Mika

Sr. Susan Mika, OSB
Director, Corporate Responsibility

Enclosure

CATERPILLAR FOREIGN MILITARY SALES RESOLUTION

WHEREAS the United States exports weapons and related military equipment and services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense materiel and emergency drawdowns of weaponry.

In 2006, the U.S. ranked first in arms transfer agreements with developing nations, including those in the Near East and Asia, with nearly $10.3 billion or 35.8% of these agreements. The U.S. also ranked first in the value of arms deliveries to developing nations at nearly $8 billion or 40.2% of all such deliveries. The weapons sold range from ammunition to tanks, supersonic combat aircraft, missiles and submarines. ("Conventional Arms Transfers to Developing Nations, 1999-2006," Congressional Research Service, Report for Congress, September 26, 2007)

Although it does not produce weapons systems, Caterpillar has, in the past, sold dual use equipment such as bulldozers through foreign military sales; however, the frequency and volume of sales is unknown. Nor is there precise information on which countries have received Caterpillar equipment.

RESOLVED: Shareholders request that, within six months of the annual meeting, the Board of Directors provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products for the past 10 years, including the country of destination for the products.

SUPPORTING STATEMENT

We believe with the American Red Cross that "the greater the availability of arms, the greater the violations of human rights and international humanitarian law." Global security is security of all people. We are seeing, too, an increase in human rights abuses inflicted on women, people of minority ethnicities, personnel of NGOs offering medical and other human services as well as employees of corporations servicing DOD contracts. Use of Caterpillar equipment by foreign militaries in actions that violate human rights and international humanitarian law raises issues for Caterpillar corporate policy and risks damage to the company's reputation.

Therefore, we believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales;
2. Criteria for choosing countries with which to do business;
3. A description of procedures used to negotiate foreign arms sales, government-to-government and direct commercial sales and the percentage of sales for each category;
4. For the past ten years, categories of military equipment or components, including dual use items exported for the past five years, with as much statistical information as permissible; contracts for servicing/maintaining equipment; offset agreements; and licensing and/or co-production with foreign governments.

Fidelity INVESTMENTS

1-02-08

JBB ✓

Joni Funk

December 12, 2007

Congregation of Benedictine Sisters
416 W. Highland Dr.
Boerne, TX 78006

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters

This letter shall serve as verification that the Congregation of Benedictine Sisters of Boerne, Texas own 1000 shares of Catepillar Inc (symbol CAT) common stock. The shares are held in the account of the Congregation of Benedictine Sisters at Fidelity Investments. The shares have been in the account since it was transferred to Fidelity Investments from Broadway Brokerage on January 18, 2006.

Sincerely,

Lexia Limon

Lexia Limon
Client Services Specialist

RECEIVED
2008 FEB 26 PM 5:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 26, 2008

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Will Hines, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Caterpillar Inc.

Dear Sir/Madam:

I have been asked by the Mercy Investment Program, the Sisters of Mercy Regional Community of Detroit Charitable Trust, the Loretto Literary & Benevolent Institution, the As You Sow Foundation on behalf of the Jewish Voice for Peace, the Missionary Oblates of Mary Immaculate, the Sinsinawa Dominicans, Inc., The Sisters of St. Francis of Philadelphia, the Benedictine Sisters of Boerne, Texas, the Benedictine Sisters of Perpetual Adoration, the Provident Trust, The Sisters of St. Joseph of Carondelet (St. Louis Province), the Sisters of St. Joseph (Wheeling), the Maryknoll Sisters of St. Dominic, Inc. and St. Scholastica Monastery (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Caterpillar inc. (hereinafter referred to either as "CAT" or the "Company"), and who have jointly submitted a shareholder proposal to CAT, to respond to the letter dated February 1, 2008, sent to the Securities & Exchange Commission by the Company, in which CAT contends that the Proponents' shareholder proposal may be excluded from the Company's year 2008 proxy statement by virtue of Rule 14a-8(i)(5) and that all proponents other than the Sisters of Mercy Regional Community may be excluded as proponents by virtue of Rule 14a-8(i)(11).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of

Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in CAT's year 2008 proxy statement and that no proponent can be excluded as a sponsor thereof.

The Proponents' shareholder proposal requests that CAT report on its "foreign sales of weapons-related products".

RULE 14a-8(i)(11)

The Proponents' shareholder proposal is co-sponsored by 14 religiously affiliated institutions.

The purpose of Rule 14a-8(i)(11) is "to eliminate the possibility of shareholders having to consider two or more substantially identical proposals". Release 34-12,598 (July 7, 1976). However, the purpose of that Rule is not to eliminate the co-sponsorship of a single proposal by multiple shareholders.

The Proponents do not intend, and never have intended, that more than one shareholder proposal appear in the Company's proxy statement. On the contrary, they intended to all be co-sponsors of the proposal submitted by the Mercy Investment Program, and not to be independent sponsors of fourteen separate proposals.

Only one proposal, co-sponsored by fourteen institutions, has been submitted to the Company. This is evident from the various letters that were sent to the Company by the Proponents. The "primary filer" is the Mercy Investment Program, and its letter is signed by Sister Valerie Heinonen. That letter specifically references the fact that the proposal is being co-sponsored by the Sisters of Loretto and by the Jewish Voice for Peace. These three institutions are the three representatives of the eleven other co-sponsors. Sister Valerie Heinonen also signed a submission letter on behalf of the Sisters of Mercy Regional Community of Detroit Charitable Trust and in that letter she did not refer to her sponsorship role with the Mercy Investment Trust, but rather stated that the Sisters were co-sponsoring the proposal with the Jewish Voice for Peace, the Sisters of Loretto and "others associated with the Interfaith Center on Corporate Responsibility". Thus, she signed letters to the Company on behalf of two separate funds of the Sisters of Mercy. Each and every one of the remaining twelve co-sponsors of the shareholder proposal makes explicit reference to the fact that they are co-sponsors of the shareholder proposal with the Sisters of Mercy. Seven of the co-sponsors (the Missionary Oblates of Mary Immaculate, The Sisters of St. Francis of Philadelphia, the Benedictine Sisters of Boerne, Texas, the Benedictine Sisters of Perpetual Adoration, the Provident Trust, The Sisters of St. Joseph of Carondelet (St. Louis Province) and St. Scholastica Monastery) not only explicitly state in their letter that they will be represented in the matter by the Mercy Investment Program and specify by name Sister Valerie Heinonen, but each of them also state that they will also be represented by the Sisters of Loretto (and Sister

Mary Ann McGovern at that institution) and by the Jewish Voice for Peace (and Michael Passoff of the As You Sow Foundation representing the Jewish Voice for Peace). Two of the co-sponsors (the Sinsinawa Dominicans, Inc. and the Maryknoll Sisters of St. Dominic, Inc.) specifically reference the Sisters of Mercy as well as the Sisters of Loretto and the Jewish Voice for Peace, but do not specify individual names at those institutions. The Loretto Literary & Benevolent Institution, as one of the three representatives of the co-sponsors, refers in its letter to the other two representatives, the Sisters of Mercy and the Jewish Voice for Peace, but does not specify individual names at those institutions. The Sisters of St. Joseph (Wheeling) specifically state that their primary contact for the proposal is Sister Valerie Heinonen at the Mercy Investment Program. Finally, the As You Sow Foundation, acting on behalf of the Jewish Voice for Peace, explicitly states that it is co-sponsoring the proposal with the Mercy Investment Program and the Sisters of Loretto.

Thus, each and every one of the twelve non-Sisters of Mercy co-sponsors specifically reference one of the two funds of the Sisters of Mercy (nine of them specify the Mercy Investment Program) and eight of them mention by name Sister Valerie Heinonen. Similarly, with the sole exception of the Sisters of St. Joseph, each and every one of the thirteen non-Jewish Voice for Peace co-sponsors specifically reference the Jewish Voice for Peace and seven of them mention by name Mr. Passoff at As You Sow. Finally, of the non-Sisters of Loretto co-sponsors, twelve of the thirteen state that they are co-sponsoring with the Sisters of Loretto (the Sisters of St. Joseph specify only the Mercy Investment Program and Sister Valerie Heinonen) and seven of them mention Sister Mary Ann McGivern by name.

It is thus clear that each of the three principal sponsors (the Sisters of Loretto, the Jewish Voice for Peace as well as each of the two Sisters of Mercy funds) refers to the other two and that each of the other ten sponsors refers to at least one of the three principal sponsors (indeed, all but one of them refers to all three of the principal sponsors).

It is therefore factually apparent that only one shareholder proposal has been submitted to CAT, which shareholder proposal is co-sponsored by fourteen separate institutions. Under these circumstances, only one shareholder proposal is to be placed in the proxy statement, but the Company must recognize all fourteen co-sponsors of the proposal. In this connection, it should be noted that the Staff has explicitly recognized that proposals can be co-sponsored by more than one shareholder. See Staff Legal Bulletin No. 14C, Section H (June 28, 2005); Staff Legal Bulletin No. 14, Section B.15 (July 13, 2001).

A virtually identical fact situation was considered by the Staff in connection with the denial of a no-action request in *ConocoPhillips* (February 22, 2006). In that letter, the Staff stated:

> We are unable to concur in your view that ConocoPhillips may exclude the proposals under rule 14a-8(i)(11). It appears to us that the School Sisters of Notre

Dame, the Church Pension Fund and Bon Secours Health System, Inc., have indicated their intention to co-sponsor the proposal submitted by the Domestic Foreign Missionary Society of the Episcopal Church.

In conclusion, it is factually clear that the fourteen institutions have jointly co-sponsored a single shareholder proposal (and not separately submitted fourteen separate proposals) and that such co-sponsorship is contemplated by Rule 14a-8.

Indeed, the matter is so clear that we are unsure why CAT decided to waste the Staff's time and the shareholder's money in making its argument on this matter.

RULE 14a-8(i)(5)

CAT's contentions are hardly stronger with respect to Rule 14a-8(i)(5).

There are at least two reasons why Rule 14a-8(i)(5) is inapplicable to the Proponents' shareholder proposal.

First of all, the Rule requires the Company to establish that the "proposal relates to operations" that account for (i) "less than 5 percent of the company's total assets at the end of its most recent fiscal year"; (ii) "less than 5 percent of its net earnings" for its most recent fiscal year; and (iii) "less than 5 percent" of its "gross sales" for its most recent fiscal year. Rule 14a-8(g) explicitly provides that the burden of proof is on the Company to establish each of these three facts.

It has not done so.

It has provided no data with respect to item (i) above (proportion of Company's total assets involved), perhaps because the assets used for production of duel use items are the same assets that are also used for similar items not sold to the military and that therefore the Company would be required to include all of the assets used in producing that type of item. In any event CAT has not supplied the data required by the Rule.

It has provided no data whatsoever with respect to item (ii) above.

Consequently, the Company has failed to establish that it has met two of the three data points required by Rule 14a-8(i)(5).

Finally, we note that Caterpillar contends that it makes no foreign military sales whatsoever because all such sales are technically made to the United States government via its "Foreign Military Sales Program". This proves too much. Almost all foreign military sales by all American corporations are made that way in order to allow the US government to pass on whether what is sold, whether outright military hardware or duel use items like advanced computers, will not harm American interests or American foreign policy. See 22 USC 2762. (What little that is sold, outside this Program, directly to foreign governments requires a license from the US government to ensure the same protections.) We understand that it is "normal" procedure for US companies to negotiate directly with foreign governments for sales to be made under the Foreign Military Sales Program, with the foreign government then placing the "order" with the US government which in turn sources the order with the US company that had negotiated it. In any event, any sales under the program, although nominally made to the US government, are really sales to the foreign government since the US government is merely acting in the transaction as agent for the foreign government.

The second reason that Rule 14a-8(i)(5) is inapplicable to the Proponents' shareholder proposal is that, even if the Company were able to establish the applicability of the economic standard, the Proponents' shareholder proposal is "otherwise significantly related to the company's business". After notice and comment, the Commission decided in 1998 to retain this exception to the "economic" relevancy requirements of Rule 14a-8(i)(5). See Rel. 34-40018 (May 21, 1998).

As the Company concedes, the Staff has determined that shareholder proposals pertaining to foreign military sales are "otherwise significantly" related to a registrant that engages in such sales, despite the fact that such sales are not economically significant. *GTE Corporation* (January 21, 1997). (The Staff described the proposal as one that requested a report "regarding the Company's foreign military sales" and stated that although the economic tests of the Rule had not been met that nevertheless it was "of the view that the proposal is 'otherwise significantly related' to the Company's business". Cf. *GTE Corporation* (February 9, 1984) (total military sales).

In contrast, none of the no-action letters cited by the Company are persuasive, or even relevant. For example, the *Ford Motor Co.* (March 7, 1977) letter was decided at a time when the rule did not clearly distinguish between economic relevance and relevance that was "otherwise significant." (The Rule then read "If the proposal deals with a matter that is not significantly related to the issuer's business.") In any event the *Ford Motor* letter has been superseded (overruled) not only by word changes in the Rule, but also by the *GTE* letter.

Both the *Kmart Corporation* (March 11, 1994) and the *Motorola, Inc.* (February 21, 1995) letters also preceded the GTE letter. More significantly, neither one dealt with foreign military sales to foreign governments. The *Kmart* letter concerned routine sales of legal firearms to individuals residing in this country while the *Motorola* letter concerned sales of cell phones to individuals residing in Israeli settlements located in the West Bank and Gaza.

Finally, the Company has advanced no policy reason why the Staff should abandon the position that it took in the *GTE* letter.

For the foregoing reasons, the Company has failed to carry its burden of proving that the exclusion of Rule 14a-8(i)(5) applies to the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Joseph A. Currin, Esq.
Sister Valerie Heinonen
Michael Passoff
All other proponents
Gary Brouse
Laura Berry

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 26, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caterpillar Inc.
Incoming letter dated February 1, 2008

The proposal requests that the board of directors provide a comprehensive report on Caterpillar's foreign sales of weapons-related products, and other equipment and services related to those products, including information specified in the proposal.

We are unable to concur in your view that Caterpillar may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that Caterpillar may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view as to the application of rule 14a-8(i)(11). It appears to us that each of the proponents has indicated its intention to co-sponsor the proposal. Of course, as provided by rule 14a-8(l)(1), Caterpillar need not identify the proponents in its proxy materials.

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END